UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Law Enforcement Associates Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

519485 10 6
(CUSIP Number)

Raymond James Financial, Inc.
880 Carillon Parkway
P.O. Box 12749
St. Petersburg, Florida 33716
Attention: Paul L. Matecki, Esq.
(727) 567-5180

with a copy to:

Randall M. Walters, Esq.
Jones Day
325 John H. McConnell Blvd., Suite 600
Columbus, Ohio 43215
(614) 469-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 519485 10 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Raymond James Financial, Inc.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 12,945,041 shares of Common Stock of the Issuer (See Item 5 below)
		8	SHARED VOTING POWER 0 shares of Common Stock of the Issuer
		9	SOLE DISPOSITIVE POWER 12,945,041 shares of Common Stock of the Issuer (See Item 5 below)
		10	SHARED DISPOSITIVE POWER 0 shares of Common Stock of the Issuer
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,945,041 shares of Common Stock of the Issuer (See Item 5 below)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%		

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Law Enforcement Associates Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Hunter Place, Youngsville, North Carolina 27596.

Item 2. Identity and Background.

Raymond James Financial, Inc., a Florida corporation ("Parent"), files this Statement in its capacity as the direct parent company of RJC Forensics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent ("Holding Sub"), and the indirect parent company of Sirchie Acquisition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Holding Sub ("Acquisition Sub"). Parent is a holding company whose subsidiaries are engaged in various financial services businesses predominately in the United States of America and Canada. Parent's principal executive offices are located at 880 Carillon Parkway, St. Petersburg, Florida 33716. Parent, Holding Sub and Acquisition Sub are engaging in the transactions described in this Statement on behalf of Parent's merchant banking unit, conducted by Raymond James Capital, Inc.

Schedule I attached hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of Parent.

Neither Parent nor, to its knowledge, any of the persons identified in Schedule I attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration used to purchase the Common Stock will be comprised of cash obtained through capital contributions to Acquisition Sub from Parent or its affiliates.

Acquisition Sub, Sirchie Finger Print Laboratories, Inc., a New Jersey corporation ("Sirchie"), and John Carrington, an individual residing in the State of North Carolina ("Carrington"), have entered into a Stock Purchase Agreement, dated as of September 12, 2007 (the "Statement Agreement"), pursuant to which Acquisition Sub has agreed to purchase, and each of Sirchie and Carrington has agreed to sell, all of Sirchie's and Carrington's respective ownership interests in the Issuer, including not less than 8,333,368 shares of Common Stock held by Sirchie and not less than 4,611,673 shares of Common Stock held by Carrington. Acquisition Sub, Sirchie and Carrington entered into the Statement Agreement in connection with an unrelated stock and asset purchase agreement (the "Stock and Asset Purchase Agreement") among Acquisition Sub; Sirchie; Carrington; Premier Crown Corporation, a North Carolina corporation ("PCC"); American Institute of Applied Science, Inc., a New York corporation ("AIAS"); Forensic Products Inc., a New York corporation ("FPI"); Fingerprint Equipment Laboratories, Inc., an Illinois corporation ("FEL"); Hunter Place Associates, a North Carolina general partnership ("Hunter"); and each of Kay Carrington, Kent Carrington and Scott Carrington, individuals, and collectively with Carrington, Sirchie, PCC, AIAS, FPI, FEL and Hunter, the "Sellers". Pursuant to the Stock and Asset Purchase Agreement, Acquisition Sub has agreed to purchase and acquire from the Sellers, and the Sellers have agreed to sell and transfer to Acquisition Sub, substantially all of the businesses, assets and properties of Sirchie, PCC, AIAS and Hunter, all of the issued and outstanding equity interests of FPI and FEL, and certain real estate owned by Carrington, Kent Carrington and Scott Carrington, as individuals.

Acquisition Sub and the Sellers negotiated and agreed upon a single, aggregate purchase price for (i) the various businesses, assets and properties covered by the Stock and Asset Purchase Agreement and (ii) the ownership interests of Sirchie and Carrington in the Issuer. Such parties have not negotiated a separate, stand-alone purchase price for Sirchie's and Carrington's ownership interests in the Issuer, including their respective shares of Common Stock. Consequently, such a purchase price has not been determined and at the closing under the Statement Agreement, Acquisition Sub will pay, or cause to be paid, to Sirchie and Carrington the sum of $100 and other valuable consideration (the "Consideration").

Because the Statement Agreement was entered into in connection with the Stock and Asset Purchase Agreement, which entails numerous transactions that are unrelated to the Issuer or the shares of Common Stock, the Consideration does not reflect the result of arms-length negotiations for a stand-alone purchase and sale of Sirchie's and Carrington's respective ownership interests in the Issuer, nor does it necessarily reflect the fair market value of such interests or the amount that Acquisition Sub would be willing to pay, or that the Sellers would be willing to accept, in any such stand-alone purchase and sale.

The closing under the Statement Agreement is subject to the occurrence of the closing under the Stock and Asset Purchase Agreement, which itself is subject to numerous closing conditions, including, without limitation, Acquisition Sub's satisfaction, in its sole discretion, with the results of its due diligence investigation of the Sellers, their respective businesses, assets and properties, and the Issuer. At the time of this Statement, Acquisition Sub had undertaken only preliminary due diligence with respect to the Sellers and their respective businesses, assets and properties, and had not yet undertaken any due diligence with respect to the Issuer. Accordingly, there can be no assurance that the closing under the Statement Agreement will occur. Subject to the satisfaction or waiver of the closing conditions, the parties to the Statement Agreement and the Stock and Asset Purchase Agreement anticipate that the closings under those agreements will occur concurrently before January 31, 2008, after which date the various parties to those agreements may terminate them under certain circumstances.

Item 4. Purpose of Transaction.

Parent's purpose for the Statement Agreement is for Acquisition Sub to acquire a controlling interest in the Issuer.

Parent, Holding Sub and Acquisition Sub do not have any present plans or proposals which relate to or would result in any of the following:

(a)   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure;

(g)   Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any those enumerated above.

Item 5. Interest in Securities of the Issuer.

The response to Item 3 is incorporated herein by this reference.

Based upon information obtained regarding the Issuer, the aggregate number of shares of Common Stock issued and outstanding on June 30, 2007 was 25,382,433 (the "Outstanding Shares"). Pursuant to the Statement Agreement, Parent, Holding Sub and Acquisition Sub may be deemed to be the beneficial owners of 12,945,041 shares of Common Stock (the "Purchased

Shares"), or 51.0% of the Outstanding Shares.

Upon the closing under the Statement Agreement, Parent, Holding Sub and Acquisition Sub may be deemed to have (i) sole power to vote or to direct the voting of the Purchased Shares and (ii) sole power to dispose or to direct the disposition of the Purchased Shares.

Except as disclosed in this Statement, neither Parent, Holding Sub, Acquisition Sub nor, to Parent's knowledge, any of the persons identified on Schedule I attached hereto have effected transactions in shares of Common Stock during the preceding sixty (60) days.

Except for Sirchie and Carrington prior to the closing under the Statement Agreement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 5 is incorporated herein by this reference.

Except as disclosed in this Statement, neither Parent, Holding Sub, Acquisition Sub nor, to Parent's knowledge, any of the persons identified on Schedule I attached hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Stock Purchase Agreement, dated as of September 12, 2007, by and among Acquisition Sub, Sirchie and Carrington.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Jeffrey P. Julien
Name: Jeffrey P. Julien
Title: Senior Vice President - Finance
        and Chief Financial Officer

Date: September 14, 2007

Information with Respect to Directors and Executive Officers of Parent

Name	Title	Present Principal Occupation or Employment	Business Address	Citizenship
Jennifer C. Ackart	Controller and Chief Accounting Officer	Controller and Chief Accounting Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Angela M. Biever	Director	Managing Director of Consumer Internet Intel Capital	9141 NW Murdock St. Portland, OR 97229	Canadian
George Catanese	Senior Vice President and Chief Risk Officer	Senior Vice President and Chief Risk Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Francis S. Godbold	Director and Vice Chairman	Vice Chairman of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
H. William Habermeyer, Jr.	Director	Director of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Chet Helck	Director, President and Chief Operating Officer	Director, President and Chief Operating Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Thomas A. James	Director, Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Jeffrey P. Julien	Senior Vice President – Finance and Chief Financial Officer	Senior Vice President – Finance and Chief Financial Officer of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Dr. Paul Marshall	Director	Professor of Management Practice, Harvard Graduate School of Business Administration	Harvard Business School 212 Rock Center Boston, MA 02163	American
Paul L. Matecki	General Counsel and Director of Compliance	General Counsel and Director of Compliance of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Paul C. Reilly	Director	Chairman of the Board of Korn/Ferry International Executive Recruiting	7402 Sade St. Tampa, FL 33615	American
Richard K. Riess	Executive Vice President	Executive Vice President of Parent	880 Carillon Parkway St. Petersburg , FL 33733	American
Kenneth A. Shields	Director	Chairman of Raymond James Ltd.	Raymond James Ltd. 925 W. Georgia St. Vancouver, BC V6C3L2	Canadian
Wick Simmons	Director	Executive Committee Member of New York City Partnership Network of Business Leaders	100 North County Shopping Center Goldens Bridge, NY 10526	American

Exhibit 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of September 12, 2007, is by and among SIRCHIE ACQUISITION COMPANY, LLC, a Delaware limited liability company (the "Buyer"), SIRCHIE FINGER PRINT LABORATORIES, INC., a New Jersey corporation ("Sirchie"), and JOHN CARRINGTON, an individual residing in the State of North Carolina ("Carrington" and, together with Sirchie, the "Sellers" and each, individually, a "Seller").

BACKGROUND

A.   Sirchie is the record and beneficial owner of not less than 8,333,368 shares of common stock of Law Enforcement Associates Corporation, a Nevada corporation ("LEA"), whose shares of common stock are publicly-traded on the American Stock Exchange.

B.   Carrington is the record and beneficial owner of not less than 4,611,673 shares of common stock of LEA (the shares of common stock referenced in Background Paragraphs A and B being referred to herein collectively as the "LEA Shares").

C.   The Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Sellers, all of the Sellers' respective interests in the capital stock of LEA, including, without limitation, the LEA Shares (or such greater number of shares of common stock such that, immediately after consummation of the transactions contemplated by this Agreement, the Buyer is the record and beneficial owner of at least fifty-one percent (51.0%) of all of the shares of common stock of LEA on a fully-diluted basis).

D.   This Agreement is being executed and delivered in connection with that certain Amended and Restated Stock and Asset Purchase Agreement, dated as of the date hereof (the "Stock and Asset Purchase Agreement"), by and among the Buyer, the Sellers and certain other parties thereto, pursuant to which, among other things, the Buyer agreed to purchase and acquire from the Sellers and certain other parties, and the Sellers and such certain other parties agreed to sell and transfer to the Buyer, various businesses, assets and properties that are not related to the LEA Shares, all subject to the terms and conditions set forth therein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a)   "Agreement" has the meaning set forth in the Preamble.

(b)   "Buyer" has the meaning set forth in the Preamble.

(c)   "Carrington" has the meaning set forth in the Preamble.

(d)   "Closing" has the meaning set forth in Section 3(a) below.

(e)   "Consideration" has the meaning set forth in Section 2(c) below.

(f)   "Contracts" means all contracts, agreements, leases, commitments, instruments, guarantees, bids, orders, proposals and all oral understandings.

(g)   "General Enforceability Exceptions" has the meaning set forth in Section 4(c) below.

(h)   "Governmental Authority" means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision or regulatory authority, or any federal state, local or foreign court or arbitrator.

(i)   "Law" means any law, statute, code, ordinance, rule, regulation or other requirement of any Governmental Authority.

(j)   "LEA" has the meaning set forth in Background Paragraph A.

(k)   "LEA Reports" means all forms, reports and documents filed by LEA with the Securities and Exchange Commission after January 1, 2005, and any such forms, reports and documents filed by LEA after the date of this Agreement and through the Closing.

(l)   "LEA Shares" has the meaning set forth in Background Paragraph B.

(m)   "Liens" means any mortgage, pledge, hypothecation, rights of others, right of first refusal, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, community property interest, option, lien, charge or similar restrictions or limitations, including any restriction on the right to vote, sell or otherwise dispose of any shares of capital stock.

(n)   "Order" means any order, judgment, injunction, assessment, award, decree, ruling, charge or writ of any Governmental Authority.

(o)   "Person" means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society or association, trust or other entity.

(p)   "Proceeding" means any demand, charge, complaint, action, suit, proceeding, arbitration, hearing, audit, investigation or claim of any kind (whether civil, criminal, administrative, investigative, informal or other, at law or in equity) commenced, filed, brought, conducted or heard by, against, to, of or before or otherwise involving, any Governmental Authority, arbitrator or any other Person.

(q)   "Seller" or "Sellers" has the meaning set forth in the Preamble.

(r)   "Sirchie" has the meaning set forth in the Preamble.

(s)   "Stock and Asset Purchase Agreement" has the meaning set forth in Background Paragraph D.

2.   Stock Purchase.

(a)   LEA Shares held by Sirchie. At the Closing, the Buyer shall purchase, or cause to be purchased, from Sirchie any and all of its interests in the capital stock of LEA, including some 8,333,368 LEA Shares held beneficially and of record by it, and Sirchie shall sell, transfer, assign, convey and deliver to the Buyer, all of such interests, free and clear of any and all Liens.

(b)   LEA Shares held by Carrington. At the Closing, the Buyer shall purchase, or cause to be purchased, from Carrington any and all of his interests in the capital stock of LEA, including some 4,611,673 LEA Shares (or such greater number of shares of common stock of LEA such that, immediately after consummation of the transactions contemplated by this Agreement, the Buyer is the record and beneficial owner of at least fifty-one percent (51.0%) of all of the shares of common stock of LEA on a fully-diluted basis), held beneficially and of record by him, and Carrington shall sell, transfer, assign, convey and deliver to the Buyer, all of such interests, free and clear of any and all Liens.

(c)   Consideration. In full consideration for the transfer of the interests in LEA by the Sellers as described in Sections 2(a) and 2(b) above, at the Closing, the Buyer shall pay, or cause to be paid, to the Sellers the sum of One Hundred Dollars ($100) and other good and valuable consideration (the "Consideration"). The Consideration shall be allocated between the Sellers and

among the LEA Shares in accordance with the Stock and Asset Purchase Agreement.

3. Closing and Closing Deliveries.

(a) Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of Jones Day, 325 John H. McConnell Blvd., Columbus, Ohio concurrently with, and subject to the occurrence of, the "Closing" under and as defined in the Stock and Asset Purchase Agreement, which "Closing" is subject to the satisfaction or wavier of certain closing conditions, including, without limitation, the Buyer's satisfaction, in its sole discretion, with the results of its due diligence investigation conducted under the Stock and Asset Purchase Agreement.

(b) Deliveries by the Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to the Buyer (i) stock certificates representing all of their respective interests in LEA, including the LEA Shares, with duly executed stock powers attached in proper form for transfer to the Buyer and (ii) any other documents that are necessary to transfer to the Buyer good and valid title to the LEA Shares, with any necessary tax stamps affixed or accompanied by evidence that all stock transfer taxes have been paid. As of the Closing, the Sellers shall cause the transfer agent for LEA to register the share transfers contemplated by this Agreement.

(c) Deliveries by the Buyer. At the Closing, the Buyer shall deliver, or cause to be delivered, to the Sellers the Consideration in accordance with Section 2(c) above.

4. Representations and Warranties of the Sellers. The Sellers jointly and severally represent and warrant to the Buyer as follows:

(a) Existence and Good Standing. Sirchie is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.

(b) Power. Sirchie has the requisite corporate power and authority to (a) own, operate and lease its properties and assets as and where currently owned, operated and leased, (b) carry on its business as currently conducted and (c) execute, deliver and perform its respective obligations under this Agreement.

(c) Validity and Enforceability. Each Seller has the capacity or the requisite power and authority, as the case may be, to execute, deliver and perform its or his obligations under this Agreement. This Agreement has been duly executed and delivered by each Seller and, assuming due authorization, execution and delivery by the Buyer, represents the legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar Laws and principles of equity affecting creditors' rights and remedies generally (the "General Enforceability Exceptions"). No further consent on the part of either Seller is or will be required in connection with the transactions contemplated by this Agreement.

(d) No Conflict. Neither the execution of this Agreement, nor the performance by either Seller of its or his obligations hereunder will: (i) violate or conflict with any Law or Order applicable to either Seller or by which any of its or his properties or assets are bound; (ii) violate, conflict with or result in a breach or termination of, or otherwise give any Person additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any Contract to which either Seller is a party or by which any of the assets or the properties of either Seller are bound; or (iii) result in the creation or imposition of any Lien with respect to, or otherwise have an adverse effect upon, the LEA Shares.

(e) Required Filings and Consents. No consent, approval or authorization of any Person is required in connection with the execution and delivery by either Seller of this Agreement or the consummation of the transactions contemplated hereby.

(f) Litigation. There is no Order and no Proceeding pending, or to the knowledge of either Seller, threatened against either Seller that would give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent either Seller from complying with the terms of this Agreement.

(g) Title to Purchased Shares. Each Seller has good and marketable title to its or his interests in LEA, including its or his LEA Shares, free and clear of all Liens. Upon the consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and valid title to such interests, including the LEA Shares, free and clear of all Liens.

(h) Amount of LEA Shares. Upon the consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and valid title to not less than fifty-one percent (51.0%) of the shares of common stock of LEA on a fully-diluted basis.

(i) LEA Compliance. To the Knowledge of each Seller, LEA has timely filed, and as of the Closing will have timely filed, all forms, reports and documents required to be filed by it with the Securities and Exchange Commission since January 1, 2005. To the Knowledge of each Seller, all LEA Reports, as of their respective dates (i) complied, or will comply, in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and (ii) did not, and will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representation in the preceding sentence does not apply to (A) any misstatement or omission in (1) any LEA Report filed prior to the date of this Agreement that was superseded by a subsequent LEA Report filed prior to the date of this Agreement or (2) any LEA Report filed after the date of this Agreement that is superseded by a subsequent LEA Report filed prior to the Closing or (B) any financial forecasts included in the LEA Reports. To the Knowledge of each Seller, the financial statements of LEA included in the LEA Reports were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of LEA as of the dates thereof (subject, in the case of any unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments).

5. Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to each Seller follows:

(a) Existence and Good Standing. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Power. The Buyer has the limited liability company power and authority to execute, deliver and perform fully its obligations under this Agreement.

(c) Validity and Enforceability. This Agreement has been duly executed and delivered by the Buyer and, assuming due authorization, execution and delivery by each Seller, represents the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to the General Enforceability Exceptions. No further action on the part of the Buyer is or will be required in connection with the transactions contemplated by this Agreement.

(d) No Conflict. Neither the execution of this Agreement, nor the performance by the Buyer of its obligations hereunder will violate or conflict with the Buyer's certificate of formation (or equivalent document) or operating agreement (or equivalent document) or any Law or Order applicable to the Buyer.

6. Miscellaneous.

(a) Specific Performance. Each party's obligation under this Agreement is unique. If any party should breach its covenants under this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the nonbreaching party or parties, in addition to any other available rights or remedies, may sue in equity for specific performance, and each party expressly waives the defense that a remedy in damages will be adequate.

(b) Expenses. Except as otherwise provided herein or in the Stock and Asset Purchase Agreement, each of the parties shall bear their respective expenses incurred or to be incurred in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(c) No Assignment. The rights and obligations of the Buyer under this Agreement may not be assigned without the prior written consent of the Sellers. Notwithstanding the previous sentence, the Buyer may without the consent of the Sellers, assign its rights under this Agreement to (i) any lender of the Buyer or to any affiliate of the Buyer or (ii) any purchaser of substantially all of the assets or business of Sirchie. The rights and obligations of the Sellers under this Agreement may not be assigned without the prior written consent of the Buyer.

(d) Headings. The headings contained in this Agreement are included for purposes of convenience only, and do not affect the meaning or interpretation of this Agreement.

(e) Integration, Modification and Waiver. This Agreement, together with the documents referenced herein, constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior understandings of the parties with respect to such subject matter. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement will be deemed to be or will constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

(f)   Severability. If any provision of this Agreement or the application of any provision of this Agreement to any party or circumstance is, to any extent, adjudged invalid or unenforceable, the application of the remainder of such provision to such party or circumstance, the application of such provision to other parties or circumstances, and the application of the remainder of this Agreement will not be affected thereby.

(g)   Notices. All notices and other communications required or permitted under this Agreement must be given in accordance with the Stock and Asset Purchase Agreement.

(h)   Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Florida without regard to principles of conflicts of law.

(i)   Signatures. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Facsimile signatures shall have the same force and effect as manual signatures delivered in person.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

SIRCHIE ACQUISITION COMPANY, LLC

By: RJC Forensics, LLC, a Delaware limited liability company, its sole member

By: Raymond James Financial, Inc., a Florida corporation, its sole member

By: /s/ Gene Ostrow
Name: Gene Ostrow
Title: Authorized person - SRVP Managing Director Raymond James Capital, Inc.

SIRCHIE FINGER PRINT LABORATORIES, INC.

By: /s/ Scott Carrington
Name: Scott Carrington
Title: President

/s/ John Carrington
John Carrington